UMB FUND SERVICES, INC.

235 West Galena Street

Milwaukee, Wisconsin 53212

(414) 299-2000

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Constitution Capital Access Fund, LLC Reg No. 811-23787

Ladies and Gentlemen:

I have enclosed, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, the following documents:

A copy of the Fund’s Fidelity Bond Policy (the “Bond”) with coverage of $1,000,000 for the period October 1, 2023 to October 1, 2024; and

A copy of the Resolution of the Board of Managers, including all of the Managers who are not “interested persons” of the Fund, approving the form and amount of the Bond.

The premium paid by the Fund of $4,927 covers the period noted above.

Please acknowledge receipt of this letter and its enclosures with an electronic acceptance.

Sincerely,

/s/ Timothy M. Bonin

Timothy M. Bonin

Director of Fund Operations

Encl.